Constar International Inc. One Crown Way Philadelphia, PA 19154-4599 Main Phone: (215) 552-3700

July 31, 2008

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100F Street, N.E., Stop 7010

Washington, D.C. 20549

RE:	FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

File No. 0-16496

Dear Mr. Decker:

The purpose of this letter is to confirm the results our telephone call of July 16, 2008. You indicated that the Commission accepts Constar’s presentation of the change in outstanding checks in the Statement of Cash Flows as an operating activity.

We agreed to provide additional disclosures in future filings describing our cash management system. These future disclosures will follow along the following outline and would be made in its footnotes and management discussion and analysis (MD&A):

Where right of offset does not exist, book overdrafts representing outstanding checks are included in accounts payable in the accompanying consolidated balance sheets since the Company is not relieved of its obligations to vendors until the outstanding checks have cleared the bank. The change in outstanding book overdrafts is considered an operating activity and is presented as such in the Statement of Cash Flows. When outstanding checks are presented for payment subsequent to the balance sheet date, the Company deposits funds (subsequent to the balance sheet date) in the disbursement account from cash available either from other accounts or a combination of cash available from other accounts or funds from the company’s available credit facilities (subsequent to the balance sheet date).

If you have any questions, please feel free to contact me at (215) 552-3707 or wsobon@constar.net. Our fax number is (215) 552-3715.

Very truly yours,

CONSTAR INTERNATIONAL, INC

/S/ Walter S. Sobon
Walter S. Sobon
Executive Vice President and Chief Financial Officer